Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX     ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or “the company”)

CHANGE TO THE BOARD OF DIRECTORS

Shareholders are advised that MiX Telematics has appointed Fundiswa Roji-Maplanka CA(SA) as an independent non-executive director and a member of the Audit and Risk Committee, and of the Social and Ethics Committee of the company effective 3 October 2017.

Fundiswa is the founding partner of an investment holding company, Dlondlobala Capital, which she co-founded in 2015. She has extensive experience in finance, audit, corporate governance, strategy, private equity, mergers and acquisitions, investment management, and investor relations.

She was a senior manager responsible for strategy and investor relations at Imperial Holdings until the end of 2014. Prior to joining Imperial Holdings, Fundiswa worked for over a decade at Kagiso Trust Investments, and later at Kagiso Tiso Holdings as a director of investments.

During her tenure at Kagiso Trust Investments, she sat on various boards across industries including Macsteel, Bytes Technology Group, Multotec, UTI Pharma and Universal Print Group. She has also served as a non-executive director of the South African Venture Capital Association and currently sits on the boards of the various non-profit organisations that focus on youth, education and health.

Fundiswa was previously a non-executive director of MiX Telematics from August 2007 to November 2014.

4 October 2017

JSE sponsor